United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

OMB Number 3235-0058	SEC File Number 000-13118	CUSIP Number 4920104

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10-D	☐Form N- SAR	☐Form N-CSR

    For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:     Action Products International, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):   1101 No. Keller Road, Suite E

City, State and Zip Code:     Orlando, FL 32810

☒	|(a) |	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
|(b) | | | |
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	|(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time was required for the filing of the 10-K for the year ended December 31, 2008 as a result of changes in the Company’s chief executive and financial officers and a change in the Company’s independent auditors.  The Company expects to file within the extension period.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Warren Kaplan	407	481-8007
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒ Yes	☐ No

If answer is no, identify report(s).

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACTION PRODUCTS INTERNATIONAL, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ WARREN KAPLAN
Name: Warren Kaplan
Title: Chief Executive and Financial Of